Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ACKNOWLEDGES CHAIRMAN’S FILING OF REPORT
WITH THE ONTARIO SECURITIES COMMISSION

TORONTO, Canada, June 22, 2007 – Biovail Corporation (NYSE, TSX: BVF) today acknowledged that its Chairman, Eugene Melnyk, has today filed with the Ontario Securities Commission (OSC) a report that discloses historical trading in Biovail common shares and call options to acquire Biovail common shares by certain trusts that were settled by Mr. Melnyk.  The report was filed with the OSC by Mr. Melnyk in accordance with a Settlement Agreement between Mr. Melnyk and Staff of the OSC, which was approved by the OSC on May 18, 2007.

Based solely in reliance on the disclosure contained in Mr. Melnyk’s report, as filed with the OSC, if the Biovail common shares and the call options to acquire Biovail common shares that were held by such trusts were reported in the Company’s annual disclosure documents from January 1, 2002 until June 22, 2007 (being the period covered by the report), the following items would have been included in addition to the disclosure regarding Mr. Melnyk’s holdings:

Holdings in Trusts Settled by Mr. Melnyk:

•                                          Management Information Circular (dated May 14, 2002), 12,817,667 common shares and 171,000 common shares under options as at April 30, 2002;

•                                          Form 20-F (dated May 17, 2002), 12,817,667 common shares and 171,000 common shares under options as at April 30, 2002;

•                                          Management Information Circular (dated May 15, 2003), 12,736,517 common shares as at April 30, 2003;

•                                          Form 20-F (dated May 20, 2003), 12,736,517 common shares as at April 30, 2003;

•                                          Management Information Circular (dated May 14, 2004), 9,715,512 common shares and 227,500 common shares under options as at April 30, 2004;

•                                          Form 20-F (dated May 14, 2004), 9,715,512 common shares and 227,500 common shares under options as at April 30, 2004;

•                                          Management Information Circular (dated May 10, 2005), 9,710,432 common shares as at May 10, 2005;

•                                          Form 20-F (dated June 30, 2005), 9,710,432 common shares as at June 14, 2005;

•                                          Management Information Circular (dated May 15, 2006), 9,408,232 common shares and 300,000 common shares under options as at May 15, 2006;

•                                          Form 20-F (dated March 31, 2006), 9,408,232 common shares and 300,000 common shares under options as at March 15, 2006;

•                                          Management Information Circular (dated March 19, 2007), 9,408,232 common shares and 300,000 common shares under options as at March 19, 2007;

•                                          Form 20-F (dated March 21, 2007), 9,408,232 common shares and 300,000 common shares under options as at March 19, 2007; and

•                                          Form 20-F/A (Amendment No. 1) (dated May 22, 2007), 9,408,232 common shares and 300,000 common shares under options as at March 19, 2007.

A copy of the Settlement Agreement, which includes information concerning Mr. Melnyk’s relationship with the trusts, is available on the OSC Web site.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.